UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 16, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON

OPERATING DATA FOR NOVEMBER 2021

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In November 2021, with the increasing number of additional confirmed cases of novel coronavirus disease worldwide and the spreading of Omicron variant in certain countries and regions, the pressure on China for preventing the importation of cases continued to grow. There were multiple outbreaks in clusters in China, leading to a severe and complex epidemic control circumstance. The Company’s passenger transportation capacity (measured by available seat-kilometres) decreased by 31.47% year-on-year, among which, the passenger transportation capacity of its domestic and international routes decreased by 31.96% and 20.51% year-on-year, respectively, while the passenger transportation capacity of its regional routes increased by 22.75% year-on-year; passenger traffic volume (measured by revenue passenger-kilometres) decreased by 43.64% year-on-year, among which, the passenger traffic volume of its domestic routes decreased by 44.53% year-on-year, while the passenger traffic volume of its international and regional routes increased by 0.89% and 87.93% year-on- year, respectively; and passenger load factor decreased by 12.59 percentage points year-on- year to 58.34%, among which, the passenger load factor of its domestic routes decreased by 13.28 percentage points year-on-year, while the passenger load factor of its international and regional routes increased by 10.72 and 18.10 percentage points year-on-year, respectively.

In relation to freight transportation, the freight transportation business of the Company includes passenger aircraft cargo business under conventional circumstances (mainly passenger aircraft bellyhold space business) and passenger aircraft cargo business under unconventional circumstances (mainly “Passenger-to-Cargo Conversion” business), and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In November 2021, freight traffic volume (measured by revenue freight tonne-kilometres) increased by 17.65% year-on-year.

In November 2021, the Company launched new domestic passenger transportation routes, such as Kunming — Shenyang, Kunming — Beihai, Kunming — Shijiazhuang, Wuhan — Sanming, Kunming — Jieyang — Zhoushan, Xuzhou — Wuhan — Beihai.

II.	FLEET STRUCTURE

In November 2021, the Company introduced three A320NEO aircraft and one A350-900 aircraft and retired two A320 aircraft. As of the end of November 2021, the Company operated a total of 750 aircraft, including 267 self-owned aircraft, 273 aircraft under finance lease and 210 aircraft under operating lease.

Details of the fleet structure were as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	44	48	5	97
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	10	0	11
4	A330 series	30	21	5	56
	Narrow-body passenger aircraft	221	220	205	646
5	A320 series	119	147	90	356
6	B737 series	102	73	115	290
	Regional aircraft	2	5	0	7
7	ARJ series	2	5	0	7
	Total	267	273	210	750

Note: The seven business aircraft of the Company were not included in the above fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in November 2021	Amount completed in November 2020	Year-on- year increase		Total amount completed from January to November in 2021	Total amount completed from January to November in 2020	Year-on- year increase
Passenger Transportation Data
ASK (available seat-kilometres) (millions)	10,140.96	14,798.06	-31.47%		149,373.98	137,802.14	8.40%
— Domestic routes	9,767.77	14,355.43	-31.96%		145,070.44	120,878.36	20.01%
— International routes	312.60	393.27	-20.51%		3,643.12	16,070.71	-77.33%
— Regional routes	60.60	49.37	22.75%		660.42	853.07	-22.58%
RPK (revenue passenger-kilometres) (millions)	5,916.61	10,496.98	-43.64%		102,110.54	97,539.24	4.69%
— Domestic routes	5,726.94	10,323.50	-44.53%		100,114.51	86,645.20	15.55%
— International routes	158.06	156.67	0.89%		1,633.38	10,458.82	-84.38%
— Regional routes	31.61	16.82	87.93%		362.66	435.21	-16.67%
Number of passengers carried (thousands)	4,300.28	7,759.54	-44.58%		74,240.51	67,537.10	9.93%
— Domestic routes	4,256.85	7,723.82	-44.89%		73,753.35	64,987.49	13.49%
— International routes	22.27	24.01	-7.25%		244.14	2,215.47	-88.98%
— Regional routes	21.16	11.72	80.55%		243.03	334.14	-27.27%
Passenger load factor (%)	58.34	70.93	-12.59	pts	68.36	70.78	-2.42	pts
— Domestic routes	58.63	71.91	-13.28	pts	69.01	71.68	-2.67	pts
— International routes	50.56	39.84	10.72	pts	44.83	65.08	-20.25	pts
— Regional routes	52.16	34.06	18.10	pts	54.91	51.02	3.89	pts
Freight Transportation Data
AFTK (available freight tonne-kilometres) (millions)	715.40	770.77	-7.18%		8,282.26	6,154.09	34.58%
— Domestic routes	188.27	346.24	-45.62%		2,873.95	2,426.16	18.46%
— International routes	522.37	421.98	23.79%		5,362.34	3,688.49	45.38%
— Regional routes	4.77	2.55	87.06%		45.97	39.44	16.56%

	Amount completed in November 2021	Amount completed in November 2020	Year-on- year increase		Total amount completed from January to November in 2021	Total amount completed from January to November in 2020	Year-on- year increase
RFTK (revenue freight tonne-kilometres) (millions)	284.14	241.51	17.65%		3,069.47	1,939.07	58.30%
— Domestic routes	74.98	84.58	-11.35%		781.88	687.81	13.68%
— International routes	208.14	156.34	33.13%		2,277.73	1,242.29	83.35%
— Regional routes	1.02	0.59	72.88%		9.86	8.97	9.92%
Weight of freight carried (million kg)	81.85	77.75	5.27%		830.59	631.30	31.57%
— Domestic routes	52.03	59.42	-12.44%		538.55	479.47	12.32%
— International routes	28.79	17.76	62.11%		282.09	143.39	96.73%
— Regional routes	1.03	0.57	80.70%		9.95	8.44	17.89%
Freight load factor (%)	39.72	31.33	8.39	pts	37.06	31.51	5.55	pts
— Domestic routes	39.83	24.43	15.40	pts	27.21	28.35	-1.14	pts
— International routes	39.85	37.05	2.80	pts	42.48	33.68	8.80	pts
— Regional routes	21.45	22.95	-1.50	pts	21.44	22.73	-1.29	pts
Consolidated Data
ATK (available tonne-kilometres) (millions)	1,628.09	2,102.60	-22.57%		21,725.92	18,556.29	17.08%
— Domestic routes	1,067.37	1,638.23	-34.85%		15,930.29	13,305.21	19.73%
— International routes	550.50	457.38	20.36%		5,690.22	5,134.85	10.82%
— Regional routes	10.22	6.99	46.21%		105.41	116.22	-9.30%
RTK (revenue tonne-kilometres) (millions)	814.32	1,181.26	-31.06%		12,124.11	10,568.19	14.72%
— Domestic routes	588.31	1,008.95	-41.69%		9,659.65	8,366.47	15.46%
— International routes	222.16	170.22	30.51%		2,422.69	2,154.59	12.44%
— Regional routes	3.85	2.09	84.21%		41.76	47.13	-11.39%
Overall load factor (%)	50.02	56.18	-6.16	pts	55.80	56.95	-1.15	pts
— Domestic routes	55.12	61.59	-6.47	pts	60.64	62.88	-2.24	pts
— International routes	40.36	37.22	3.14	pts	42.58	41.96	0.62	pts
— Regional routes	37.63	29.89	7.74	pts	39.62	40.56	-0.94	pts

Note:	Freight transportation data only contained data of passenger aircraft bellyhold space and Passenger-to-Cargo Conversion. The table does not contain data of the fleet of all-cargo aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The COVID-19 pandemic still has a significant impact on the air transportation business of the Company, while the time span and severity of which has great uncertainty. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

15 December 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non- executive Director) and Jiang Jiang (Employee Representative Director).